U-BX Technology Ltd.

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

December 16, 2021

Via Electronic Mail

Patrick Faller

Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	U-BX Technology Ltd. (the “Company”)

Dear Mr. Faller:

This letter is in response to the letter dated November 24, 2021 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to U-BX Technology Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Draft Registration Statement on Form F-1

Cover Page

1)	Please disclose on the cover page that you will be a controlled company following the offering. Disclosure should include the identity of your controlling stockholder(s), the amount of voting power the controlling stockholder(s) will own following the completion of the offering and whether you intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies. Also, include appropriate risk factor disclosure.

RESPONSE: We respectfully advise the Staff that our largest shareholder, Jian Chen, has 45.7% of the ownership of the Company in total through direct ownership and indirect ownership through Columbus Limited. Therefore, no individual or entity has more than 50% voting power of the Company. We do not envision any individual or entity will obtain more than 50% voting power of the Company, and therefore we do not believe the Company will be a controlled company post offering. We have removed statements of being a controlled company from the registration statement.

2)	Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

RESPONSE: We respectfully advise the Staff that we have added a description of how cash is transferred through our organization and disclosure regarding our intentions to distribute amounts owed under the VIE agreements on the cover page of the prospectus.

3)	We note the disclosure on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Please bold this disclosure or take other steps to make the disclosure more prominent.

RESPONSE: We respectfully advise the Staff that we have bolded the disclosure regarding our holding company status and the risk attached to the legitimacy of the VIE structure on the cover page of the registration statement.

4)	We note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly.

RESPONSE: We respectfully advise the Staff that we have revised the statement regarding the VIE structure and clarified that the structure only provides contractual exposure to foreign investment rather than replicating an investment on the cover page of the registration statement.

5)	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

RESPONSE: We respectfully advise the Staff that we have revised the reference we use in the registration statement to offer more clarification to the investors as to if we are referring to the holding company or the subsidiaries/entities on the cover page of the registration statement and throughout the registration statement.

6)	We note your disclosure on the prospectus cover page and throughout your filing that you control and receive economic benefits of U-BX China’s business operations through VIE agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on the cover page to clarify that the VIE agreement is not equivalent to an equity ownership in the business of the VIE and we will be the primary beneficiary for accounting purpose and that the agreements have not been tested in a court of law.

Prospectus Summary, page 1

7)	We note your references to the courts of the British Virgin Islands and shares of the registrant held in the British Virgin Islands. Please advise or revise appropriately.

RESPONSE: We respectfully advise the Staff that we have corrected reference to the British Virgin Islands throughout of the registration statement.

8)	You state that your largest social media partner is WeChat and that you also partner with other online content-based platforms, including Tik-Tok and Kuaishou. Please disclose if you have any material commercial or financial contracts with these partners. Refer to Item 4.B of Form 20-F.

RESPONSE: We respectfully advise the Staff that we have no contract with the social medias mentioned above. We use Wechat built-in mini program services, which does not require any extra formal agreement with WeChat. We only use Tik-Tok and Kuaishou as platforms to promote our clients’ business, and such activities do not require any agreement with Tik-Tok or Kuaishou. We have revised the relevant description on page 11 and 88 of the registration statement to clarify our relationship with the social media above.

9)	Please provide a breakdown of total revenues by category of activity and geographic market for each of the last three financial years. Refer to Item 4.B of Form 20-F. Also, we note your disclosure that your top four suppliers represent more than 80% of our total supply volume for the year ended June 30, 2021. Please identify these suppliers and disclose the material terms of your agreements with them. Also, file any contracts with the supplier as exhibits or tell us why this is not required.

RESPONSE: We respectfully advise the Staff that we have provided a breakdown of total revenue by category and geographic market for each of the last two financial years beginning on page 6 of the registration statement. The Company qualifies as an emerging growth company and therefore is not required to present more than two years of financial information. We have also identified these suppliers and disclosed the material terms of our agreements with them on page 12 and 88 of the registration statement. Regulation S-K Item 601 requires contract not made in the ordinary course of business that is material to the Company and is to be performed in whole or in part at or after the filing of the registration statement to be filed as an exhibit to the registration statements. The agreements with the suppliers were made in the ordinary course of business and therefore are not required to be filed as exhibits to the registration statements.

10)	You refer to the PRC Data Security Law “which will take effect on September 1, 2021” and state that you “do not expect to be subject to the cybersecurity review by the CAC” when such security law is enacted on page 16 and elsewhere in your prospectus. As the law appears to be currently in effect, please confirm whether you are subject to cybersecurity review by the CAC and revise your disclosure as appropriate.

RESPONSE: We respectfully advise the Staff that we have confirmed that we do not expect to be subject to the cybersecurity review by the CAC, given that: (i) our products and services are offered not directly to individual consumers but through our distributors; (ii) we do not possess a large amount of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, and that our WeChat mini program is used only to provide insurance-related news and information, and is not used to collect any personal information of the program users or the public. We revised the relevant disclosure on page 18 and page 40 of the registration statement.

Risk Factors, page 25

11)	Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

RESPONSE: We respectfully advise the Staff that we have revised the risk factor “If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations and our ordinary shares may decline in value dramatically or even become worthless” beginning on page 27 of the registration statement.

12)	We note that one of your wholly-owned subsidiaries, Snailinsur Group Limited, is a Hong Kong limited company. Please revise your disclosure to discuss the growing risks associated with actions undertaken by the Government of the Hong Kong Special Administrative Region and the Government of the People’s Republic of China that may adversely impact your operations in Hong Kong and elsewhere.

RESPONSE:  We respectfully advise the Staff that Our subsidiary Snailinsur Group Limited is merely a pass-through holding company with no operation and therefore not exposed to risks associated with being located in Hong Long jurisdiction at a day-to-day operation level. However, we have added risk factors addressing the risks related to actions undertaken by the Government of the Hong Kong Administrative Region that could adversely impact our subsidiary in Hong Kong titled “The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Company” and “Hong Kong regulatory requirement of prior approval for transfer of shares in excess of certain threshold may restrict future takeovers and other transactions” on page 50 of the registration statement.

13)	Please revise your disclosure to clarify the risks associated with the failure of your shareholders to comply with Circular 37. Please state whether your directors, officers, or significant shareholders are in compliance with Circular 37. We note that on page 30 you state no “penalties” will be imposed on the company related to Circular 37, but disclose on page 43 that “failure to comply with Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure.” Please reconcile and revise appropriately.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure we made under the risk factor “Part of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the shareholders may be subject to penalties if we are not able to remediate the non-compliance” beginning on page 32 of the registration statement to reconcile the above inconsistency.

14)	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

RESPONSE: We respectfully advise the Staff that we have revised the risk factor “If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations and our ordinary shares may decline in value dramatically or even become worthless” to disclose the risk that our ordinary shares may become worthless as a result of our failure to claim contractual control rights over the assets of our PRC subsidiaries beginning on page 27 of the registration statement.

15)	Please confirm that you have disclosed each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Please advise or revise appropriately.

RESPONSE: We respectfully advise the Staff that we have disclosed each permission that we or the VIE are required to obtain from Chinese authorities to operate and issue our securities to foreign investors. We believe that neither we, our subsidiaries nor the VIE is currently required to obtain approval from the SCRC. CAC or any other entity that is required to approve the VIE’s operation. We revised the risk factor “The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval” beginning on page 44 of the registration statement.

16)	We note your risk factor stating that you have not determined a specific use for a portion of the net proceeds from this offering. Subsequently, on page 54, you state specific uses accounting for 100 percent of net proceeds, including research and development, advertising and marketing, and general working capital. Elsewhere, on page 18, you state proceeds will be used for a new manufacturing site, a new factory, and machines and auxiliary equipment. Please reconcile your disclosures in all three sections.

RESPONSE: We respectfully advise the Staff that we have revised the description we used regarding the use of proceeds on page 20 of the registration statement to resolve the conflicting statement.

Management’s Discussion and Analysis of Our Financial Condition and Results of Operations Results of Operations, page 68

17)	We note that you generate revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites. Please tell us your consideration of disclosing the number of clicks or impressions and the cost-per click or cost-per-impression for each period presented. Price and volume disclosures such as the number of clicks or impressions and revenue per-click or per impression including an analysis of any trends or uncertainties appears to be important information necessary to understanding your result of operations. We refer you to Item 5A. of the Instructions to Form 20-F and Regulation S-K and Section III.B of SEC Release 33-8350.

RESPONSE: We respectfully advise the Staff that the pricings of different services could vary from one to another based on many factors, including the client’s industry status, negotiation, competitiveness in the regional market, and past relationship with the clients. In addition, clients may purchase more than one service may receive a discounted pricing on one or more services. The discount is based on negotiation and past relationship. The number of clicks does not indicate the results of operation or trends. There are uncertaintyies regarding the result of operation, which were discussed in the section “Factors Affecting Our Results of Operations” beginning on page 69 of the registration statement.

18)	We note that the names you use to describe your three lines of business in the table on the top of page 69 are different than the names used in the accompanying narrative and in the table on the bottom of page 69. Please advise.

RESPONSE: We respectfully advise the Staff that we have revised the references we use for describing our business categories on page 72 of the registration statement.

Liquidity and Capital Resources, page 71

19)	Please explain the nature of the capital withdraw from a shareholder in the amount of $754,455. Please note that if a distribution to owners, regardless of whether it is declared or whether it is reflected already in the balance sheet, is to be paid out of proceeds of the offering rather than from the current year’s earnings, pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical EPS.

RESPONSE: We respectfully advise the Staff that we have provided an explanation of the capital withdraw from a shareholder in the amount of $754,455 on page 75 of the registration statement.

Related Party Transactions, page 103

20)	Please revise this section to include all required information. Refer to Item 7 of Form 20- F. Please also reconcile the amounts listed as due to related parties with the amounts presented on page F-19.

RESPONSE: We respectfully advise the Staff that we have revised the section of Related Party Transactions on page 106 of the registration statement to include the related party transaction up until the date hereof, 2021 and to reconcile the amounts with the financial statements.

Principal Shareholders, page 104

21)	You state that 36.58 percent of your outstanding ordinary shares are held by Jian Chen in your table of principal shareholders, but attribute this ownership to Superego Pulse Limited on page 61. Please advise. In addition, please confirm whether Jian Chen and Mingfei Liu have a “controlling interest” in Columbu Limited as defined within the meaning of “beneficial owner” as used in the General Instructions to Form 20-F.

RESPONSE: We respectfully advise the Staff that Jian Chen indirectly holds 5,487,461 ordinary shares through Superego Pulse Limited, of which Jian Chen is the sole shareholder and director. In addition, Superego Pulse Limited is the general partner of Columbu Information consulting L.P. Therefore, Jian Chen is the deemed the beneficial owner of the 1,380,878 ordinary shares held by Columbu Information consulting L.P. We have revised the disclosure under the section of Principal Shareholders on page 107 of the registration statement. Jian Chen holds his 36.58% ownership of our outstanding ordinary shares through Superego Pulse Limited.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-12

22)

You disclose that your business primarily consists of providing the following three services/products: i) digital promotion services, ii) risk assessment services, and iii) value- added bundled benefits. You further disclose that you are the principal or primary obligor in each of these transactions and recognize revenues on a gross basis. Please explain why you control each of these services/goods before they are transferred to your customer. Provide us with your analysis of the principal versus agent considerations. We refer you to ASC 606-10-55-36 through 55-40.

RESPONSE: We respectfully advise the Staff that we have explained the way we control our services/goods before they are transferred to our customers beginning on page F-13 of the registration statement.

Condensed Financial Information of the Parent Company, page F-23

23)	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

RESPONSE: We respectfully advise the Staff that we have provided selected consolidating financial statements beginning on page F-27 of the registration statement.

24)	We note that the activity of the VIE is reflected in the line items titled “investments in subsidiaries and VIEs” and “income from equity method investment” in the parent’s financial statements. Please provide a roll-forward of the investment in subsidiaries and VIEs line item.

RESPONSE: We respectfully advise the Staff that we have provided a roll-forward of the investment in subsidiaries and VIEs line item on page F-28 of the registration statement.

General

25)	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We respectfully advise the Staff that we have not communicated with any potential investors in reliance on Section 5(d) of the Securities Act, and therefore we have no retained copies of the communications.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

U-BX Technology Ltd.

/s/ Mingfei Liu
Name:	Mingfei Liu
Title:	Chief Product Officer